RESOLVED that the President and/or the Executive Committee is specifically authorized to take whatever actions are desirable from time to time to put the company into the Variable Annuity business and to maintain that business as a viable line for the Company; and

FURTHER RESOLVED, the President or executive Committee is authorized to establish and designate one or more separate accounts to hold the assets resulting from premium paid on Variable Annuity contracts determined by the Company to be allocated to such accounts; and

FURTHER RESOLVED, that the President or Executive Committee is authorized to register the separate account(s) authorized by this resolution and the Variable Annuity contracts to be issued by the Company with the United States Securities and Exchange Commission, as the President and/or Executive Committee shall deem necessary or appropriate; and

FURTHER RESOLVED, that assets allocated to the separate account(s) established pursuant to this resolution shall not be chargeable with liabilities arising from any other business the company may be conducting and that all such assets shall be for the exclusive use as reserves and contract obligations of the Variable Annuity Contracts issued under the auspices of such separate account(s).

(Corporate Seal)                         _______________________________________
                                               Leland E. Schmitt, Secretary